September 13, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Antero Resources Corporation
Definitive Proxy Statement on Schedule 14A
Filed April 25, 2024
File No. 001-36120

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Corporation (“we” or “our”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated September 6, 2024, with respect to the Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 25, 2024. For convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 73

1.	It appears that you have included net income (loss) and comprehensive income (loss) attributable to Antero Resources Corporation in column (h) of your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.” See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

RESPONSE:

In future proxy disclosures, we will include in column (h) in the pay versus performance table net income as required by Item 402(v)(2)(v) of Regulation S-K.

2.	We note that you have included Total Net Debt, a non-GAAP measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must disclose how the measure is calculated from your audited financial statements. It is not clear from your disclosure on pages 44-45 how the Company-Selected Measure is calculated from your audited financial statements. Please tell us and revise future filings to explain how Total Net Debt is calculated from your audited financial statements. Note that incorporation by reference to disclosure in a separate filing, such as your earnings release, will not satisfy this disclosure requirement.

RESPONSE:

Total Net Debt is calculated as long-term debt less cash and cash equivalents, in each case as reported in our audited financial statements for each period presented. In future proxy disclosures, where the Company-Selected Measure is a non-GAAP financial measure, we will disclose how the measure is calculated from our audited financial statements.

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff please contact, Scott D. Rubinsky of Vinson & Elkins L.L.P. at (713) 758-3287.

Very truly yours,

ANTERO RESOURCES CORPORATION

By:	/s/ Michael N. Kennedy
Name:	Michael N. Kennedy
Title:	Chief Financial Officer and Senior Vice President – Finance